WEISS, PECK & GREER FUNDS TRUST

                                WPG EURONET FUND

                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

                             ADOPTED APRIL 19, 2000


         Each class of shares of WPG EuroNet Fund (the "Fund"), a series of Weiss, Peck & Greer Funds Trust, a Massachusetts business trust (the "Trust"), will have the same relative rights and privileges and be subject to the same fees and expenses, except as set forth below. The Trust's board of trustees may determine in the future that other distribution arrangements, allocations of sales charges (if any), expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class. Shares of a class of the Fund may be exchanged only for shares of the same class of another Weiss, Peck & Greer Fund (subject to the terms and conditions described in the Fund's prospectus and statement of additional information). For this purpose, each Weiss, Peck & Greer Fund that currently has only one class of shares shall be deemed to be the equivalent of Institutional Class shares. Shares of a class of the Fund shall have no rights to convert into shares of any other class of any Fund. Shares of each class redeemed within 6 months after the date on which they were purchased shall be subject to a redemption fee equal to 2% of the amount redeemed.

         ARTICLE I. RETAIL CLASS SHARES

         Retail Class shares of the Fund are sold at net asset value without the imposition of any sales charge (initial, contingent, deferred or otherwise). Retail Class shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Retail Class shares. Retail Class shares of the Fund are subject to distribution and service fees calculated upon a stated percentage of the Fund's net assets attributable to Retail Class shares on the terms set forth in the Fund's Retail Class Rule 12b-1 Distribution and Service Plan. The Retail Class shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund's Retail Class 12b-1 Distribution and Service Plan. Transfer agency fees, blue sky fees, printing costs and mailing expenses are allocated to Retail Class shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any Internal Revenue Service requirements relating to the issuance of multiple classes of shares.

         ARTICLE II. INSTITUTIONAL CLASS SHARES

         Institutional Class shares of the Fund are sold at net asset value without the imposition of any sales charge (initial, contingent, deferred or otherwise). Institutional Class shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Institutional Class shares. Institutional Class shares of the Fund are not subject to any Rule 12b-1 distribution or service fees. Transfer agency fees, blue sky fees, printing costs and mailing expenses are allocated to Institutional Class shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any Internal Revenue Service requirements relating to the issuance of multiple classes of shares.


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         ARTICLE III. APPROVAL BY BOARD OF TRUSTEES

         This Plan shall not take effect until it has been approved with respect to the Fund by the vote of a majority (or whatever greater percentage may, from time to time, be required under Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Act")) of (a) all of the trustees of the Trust and (b) the trustees who are not "interested persons" (as such term is defined under the Act) of the Trust.

         ARTICLE IV. AMENDMENTS

         No material amendment to this Plan shall be effective unless it is approved by the Trust's board of trustees in the same manner provided in Article III.